MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three- and six-month periods ended June 30, 2011

Throughout this MD&A, Eldorado, it, and the Company mean Eldorado Gold Corporation.

This quarter means the second quarter of 2011. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 28, 2011. You should also read the Company’s audited consolidated financial statements for the year ended December 31, 2010 and its unaudited interim condensed consolidated financial statements for the three- and six-month periods ended June 30, 2011. The unaudited interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting” and IFRS 1 “First-Time Adoption of IFRS”. For comparative purposes all financial statement amounts related to the quarters ended March 31, 2010, June 30, 2010 and the year ended December 31, 2010 have been restated in accordance with IFRS. All other periods remain unchanged from the numbers originally reported under Canadian generally accepted accounting principles (CGAAP). The Company’s financial statements are filed with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including the Company’s annual information form, on SEDAR at www.sedar.com.

Except for the Company’s adoption of IFRS, there have been no changes to the following since the Company published its 2010 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of the Company’s worldwide projects and operations since that time.

What's inside

About Eldorado.................................................................................................................................................	1

Second quarter highlights.............................................................................................................................	1

Corporate development..................................................................................................................................	1

Outlook................................................................................................................................................................	1

Review of financial results............................................................................................................................	2

Quarterly updates
Operations..........................................................................................................................................................	4
Development projects......................................................................................................................................	7
Exploration..........................................................................................................................................................	8

Quarterly results..............................................................................................................................................	10

Non-IFRS measures.........................................................................................................................................	10

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources...............................................................................	11
Contractual obligations, Debt, Dividends, Equity........................................................................................	12

Other information
Changes in accounting standards and IFRS..............................................................................................	13
Internal controls over financial reporting......................................................................................................	14
Forward-looking information and risks.........................................................................................................	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world as well as an iron ore mine in Brazil. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:

•

Kişladağ, in Turkey (100%)

•

Tanjianshan, in China (90%)

•

Jinfeng, in China (82%)

•

White Mountain, in China (95%)

Development gold projects:

•

Efemçukuru, in Turkey (100%)

•

Eastern Dragon, in China (95%)

•

Tocantinzinho, in Brazil (100%)

•

Perama Hill, in Greece (100%)

Iron ore mine:

•

Vila Nova, in Brazil (100%)

Eldorado’s common shares are listed on the following exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

Second quarter highlights

•

Net income attributable to shareholders of the Company for the quarter was $74.9 million or $0.14 per share compared to $55.7 million or $0.10 per share for the same quarter in 2010.

•

Gold revenues were up 19% over the same quarter in 2010 reflecting higher gold sales prices partially offset by lower gold sales volumes.

•

Earnings from gold mining operations before taxes increased 31% over the same quarter in 2010.

•

The Company announced the start-up of Efemçukuru and the receipt of key permits in Turkey related to expanding Kişladağ and constructing processing facilities for Efemçukuru concentrate at Kişladağ.

•

The Company announced the results of a positive NI 43-101 compliant Technical Report for the Tocantinzinho Gold Project located in Para State, Brazil.

•

The Company’s mines generated $115.7 million in cash from operating activities before changes in non-cash working capital – an increase of 32% over the same quarter in 2010. In addition the Company paid $31.8 million against its outstanding debt.

Corporate Development

On July 28, 2011, the Company declared that it will pay an eligible dividend of CDN$0.06 per Common Share on August 26, 2011 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 12, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Outlook

The Company has revised its 2011 production guidance to a range of 700,000 to 725,000 ounces of gold at average cash costs of between $390 and $410 per ounce, due largely to the delay in completion of construction of the processing facilities at Kişladağ for Efemçukuru concentrate.

Review of Financial Results

	2011		2010
Summarized Financial Results	Second quarter	First quarter	Fourth quarter[2]	Third quarter[2]	Second quarter	First quarter
Gold Revenues (millions)	$244.9	$207.5	$204.6	$190.3	$206.4	$181.5
Ounces sold	162,164	148,530	149,022	154,655	172,826	163,446
Average Realized Price ($/ounce)	$1,510	$1,397	$1,373	$1,231	$1,195	$1,110
Average London spot price ($/ounce)	$1,506	$1,386	$1,367	$1,227	$1,197	$1,109
Earnings from gold mining operations (millions)[1]	$137.5	$107.8	$109.4	$94.4	$104.9	$94.1
Net Income (millions)	$74.9	$52.5	$43.9	$48.8	$55.7	$50.5
Earnings per share - Basic	$0.14	$0.10	$0.08	$0.09	$0.10	$0.09
Dividends per share – Cdn$	-	$0.05	-	-	$0.05	-
Cash flow from operating activities before changes in non-cash working capital	$115.7	$91.7	$83.0	$96.0	$87.4	$80.9

(1) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 10 for discussion of non-IFRS measures. (2) Financial results prepared in accordance with CGAAP.

Second quarter results

Eldorado’s consolidated net income attributable to shareholders of the Company for the quarter was $74.9 million or $0.14 per share, compared with $55.7 million or $0.10 per share in the second quarter of 2010, a 34% increase in net income attributable to shareholders of the Company. The increase was mainly due to 31% higher earnings before taxes from gold mining operations as compared to the second quarter of 2010. Increased earnings from gold mining operations were driven by higher revenues. Revenues from gold mining operations for the quarter were up $38.5 million, or 19%, from a year ago due to 26% higher selling prices partially offset by lower sales volumes (6% lower than the same quarter in 2010). Compared to the same quarter in 2010 sales volumes were lower at Kişladağ (4% lower), Tanjianshan (16% lower) and Jinfeng (5% lower), while at White Mountain sales volumes exceeded the same quarter of 2010 by 4%.

Vila Nova contributed $3.2 million gross profit on sales of $6.5 million from one shipment of 43,218 tonnes of iron ore during the second quarter. Heavy rains delayed additional shipments. Shipments are expected to return to normal levels during the third quarter this year. The Company’s guidance for iron ore sales of between 440,000 to 480,000 tonnes for Vila Nova 2011 remains unchanged. Vila Nova began shipping iron ore in the fourth quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

	2011		2010
Sales volumes by mine	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
- Kişladağ	66,392	50,832	59,741	66,113	69,197	83,974
- Tanjianshan	31,977	28,493	30,710	28,847	38,261	18,947
- Jinfeng	46,381	48,518	38,282	45,447	48,623	49,674
- White Mountain	17,414	20,687	20,289	14,248	16,745	10,851
Total Gold ounces sold	162,164	148,530	149,022	154,655	172,826	163,446
Average price per oz.	$1,510	$1,397	$1,373	$1,231	$1,195	$1,110
Gold revenue (millions)	$244.9	$207.5	$204.6	$190.3	$206.4	$181.5

(millions)	2011		2010
Earnings from gold mining operations	Second quarter	First quarter	Fourth quarter[1]	Third quarter[1]	Second quarter	First quarter
Gold sales	$244.9	$207.5	$204.6	$190.3	$206.4	$181.5
Gold mining production costs	78.6	69.9	69.9	69.1	72.3	64.6
Depreciation and amortization (DD&A)	28.8	29.8	25.3	26.8	29.2	22.8
Earnings: gold mining operations	$137.5	$107.8	$109.4	$94.4	$104.9	$94.1

(1) Prepared in accordance with CGAAP

Production costs from gold mining operations

Production costs from gold mining rose 9% compared to the second quarter of 2010, reflecting higher unit operating costs at all the Company’s mines. Costs were higher due to higher electricity and reagent costs (Kişladağ), higher production taxes related to changes in the laws governing mining taxation (Tanjianshan and Jinfeng), and higher mining contractor rates and lower grade (White Mountain). At Tanjianshan the Company recorded a $4.5 million charge to production costs related to a recently promulgated Ecological Compensation Fee for the period November 2010 through June 2011.

Depreciation and amortization expense from gold mining operations

DD&A expense from gold mining operations was $28.8 million this quarter, or $0.4 million lower than the second quarter of 2010. This was made up of $2.6 million from Kişladağ, $7.9 million from Tanjianshan, $13.1 million from Jinfeng and $5.2 million from White Mountain. The composition of DD&A expense during the second quarter of 2010 was $3.4 million from Kişladağ, $7.4 million from Tanjianshan, $13.7 million from Jinfeng, and $4.7 million from White Mountain. An additional $1.0 million in DD&A expense was recorded related to Vila Nova and assets located at the Company’s corporate offices.

( millions)	2011		2010
	Second quarter	First quarter	Fourth quarter[1]	Third quarter[1]	Second quarter	First quarter
Other expenses
General and administrative	$13.6	$21.0	$17.5	$8.1	$10.5	$10.4
Income tax	36.8	20.6	28.3	13.3	25.0	20.4
Exploration	4.6	3.8	11.5	4.9	2.8	3.3
Share based payments	4.5	7.4	2.7	3.3	3.6	6.9
Non-controlling interests	6.9	6.2	5.5	5.1	4.0	2.8

(1) Prepared in accordance with CGAAP

General and administrative expense

General and administrative expense increased this quarter compared to a year ago mainly due to an increase in staff at the Company’s Vancouver office as well as the impact of the stronger Canadian dollar in relation to the US dollar.

Income taxes

The Company reported tax expense of $36.8 million during the quarter compared to $25.0 million for the second quarter of 2010 resulting in an effective tax rate of 31% (30% - 2010), which was higher than expected due to the impact of the weakening Turkish Lira on current and deferred income taxes.

Exploration expense

Exploration expenses were higher than the second quarter of 2010, reflecting increased exploration activities planned for 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Share based payments amortization

The amount of share based payments amortization was higher in the second quarter of 2011 due to the increase in staff in the Vancouver office from 2010.

Non-controlling interest

The increase in non-controlling interest over last year reflected higher earnings at the Company’s partially-owned mines in China.

Year-to-date results

Eldorado’s consolidated net income attributable to shareholders of the Company through June 30, 2011 was $127.3 million or $0.23 per share, compared with $106.2 million or $0.20 per share through June 30, 2010. The increase in net income year over year was due to higher earnings from gold mining operations as a result of higher gold prices (26% higher than the same period in 2010), partially offset by lower sales volumes (8% lower than the same period in 2010). Additionally, the current year-to-date results include $8.5 million in gross profits from Vila Nova iron ore sales.

Operations update

	2011		2010
Summarized Operating highlights	Second quarter	First quarter	Fourth quarter[4]	Third quarter[4]	Second quarter	First quarter
Total
Earnings – gold mining operations[2,3]	$137.5	$107.8	$109.4	$94.4	$104.9	$94.1
Ounces produced	162,429	148,577	148,374	151,297	167,940	164,928
Cash operating costs ($ per ounce) [1]	$397	$410	$418	$386	$357	$370
Total cash cost ($ per ounce) [1]	$477	$462	$460	$431	$410	$397
Kışladağ
Earnings – gold mining operations[2,3]	$69.6	$46.8	$57.5	$52.3	$54.8	$63.0
Ounces produced	66,688	50,833	59,815	62,086	70,451	82,240
Cash operating costs ($ per ounce) [1]	$389	$386	$382	$337	$304	$304
Total cash cost ($ per ounce) [1]	$411	$408	$354	$359	$345	$307
Tanjianshan
Earnings – gold mining operations[2,3]	$21.2	$17.1	$20.1	$14.0	$19.9	$5.5
Ounces produced	31,977	28,493	30,710	28,847	28,884	25,423
Cash operating costs ($ per ounce) [1]	$343	$402	$349	$391	$387	$420
Total cash cost ($ per ounce) [1]	$596	$515	$459	$493	$483	$517
Jinfeng
Earnings – gold mining operations[2,3]	$35.5	$31.2	$21.7	$21.7	$23.6	$22.1
Ounces produced	46,350	48,564	37,560	46,116	52,659	45,615
Cash operating costs ($ per ounce) [1]	$401	$430	$486	$425	$381	$422
Total cash cost ($ per ounce) [1]	$457	$482	$585	$473	$423	$462
White Mountain
Earnings – gold mining operations[2,3]	$11.2	$12.7	$10.1	$6.4	$6.6	$2.8
Ounces produced	17,414	20,687	20,289	14,248	15,946	11,650
Cash operating costs ($ per ounce) [1]	$518	$438	$498	$477	$442	$550
Total cash cost ($ per ounce) [1]	$564	$475	$536	$507	$474	$589

(1) The Company has included non-IFRS performance measures, cash operating costs, total cash costs, per gold ounce, throughout this document. The Company reports cash operating costs and total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 10 for a reconciliation of cash operating costs and total cash costs to reported production costs.

(2) Earnings from gold mining operations is a non-IFRS performance measure. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 10 for an explanation of this performance measure.

(3) Earnings from gold mining operations are stated in millions.

(4) The third and fourth quarter financial measures are derived from financial statements prepared in accordance with CGAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Kişladağ

	2011		2010
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined (tonnes)	3,476,481	2,510,557	1,626,165	2,538,357	2,971,165	2,910,816
Total material mined (tonnes)	7,907,013	7,300,925	6,136,849	7,265,973	7,590,988	6,305,993
Strip ratio	1.27:1	1.91:1	2.77:1	1.86:1	1.55:1	1.17:1
Ore to pad (tonnes)	3,194,051	2,341,635	2,021,057	2,767,179	2,686,284	2,898,199
Gold grade (g/t)	0.92	1.04	1.00	0.98	1.12	1.12
Gold production (ounces)	66,688	50,833	59,815	62,086	70,451	82,240

Tonnes placed on pad during the current quarter were significantly higher than previous quarters reflecting the successful commissioning of the Phase III crusher expansion to 12.5 million tonnes per annum.

Capital expenditures this quarter were $8.8 million. Funds were spent on completing construction of Phase III, capitalised waste stripping and additional mining equipment.

On June 13, 2011 the Company announced the approval of the Kişladağ supplementary Environmental Impact Assessment (EIA). This EIA allows for an increase in annual ore production levels to 12.5 million tonnes per annum, and also permits the construction of the Efemçukuru concentrate treatment plant at Kişladağ. This treatment plant, which we expect to have completed by the end of the year, will treat the flotation concentrate from Efemçukuru.

Tanjianshan

	2011		2010
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined (tonnes)	283,309	294,261	380,466	347,031	339,068	111,728
Total material mined (tonnes)	1,078,747	828,028	1,117,263	1,062,371	1,584,769	390,627
Strip ratio	2.81:1	1.81:1	1.94:1	2.06:1	3.67:1	2.50:1
Ore processed (tonnes)	264,698	238,070	244,867	283,598	271,749	249,738
Gold grade (g/t)	4.23	3.90	4.59	3.84	4.38	4.01
Gold production (ounces)	31,977	28,493	30,710	28,847	28,884	25,423

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

During the current quarter, Tanjianshan exceeded the quarterly budget for ore tonnes mined, ore processed, head grade, and metallurgical recovery.

Capital spending during the quarter was $1.3 million, mostly on process plant upgrades.

Jinfeng

	2011		2010
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined – underground (tonnes)	112,665	123,457	110,818	96,272	96,585	101,340
Ore mined – open pit (tonnes)	211,201	474,971	387,701	311,911	334,566	398,100
Total material mined – open pit (tonnes)	356,930	1,240,345	3,036,921	4,823,845	4,651,564	5,320,508
Strip ratio – open pit	0.69:1	1.61:1	6.83:1	14.5:1	12.6:1	12.4:1
Ore processed (tonnes)	397,987	384,400	387,710	387,427	392,211	389,851
Gold grade (g/t)	4.05	4.32	3.81	4.42	4.51	4.23
Gold production (ounces)	46,350	48,564	37,560	46,116	52,659	45,615

Mining of the open pit was completed as anticipated in early May. Land is currently being acquired to allow mining of the next phase cutback. Waste stripping of this phase is scheduled to commence in September.

Production from the underground mine was negatively affected during the quarter due to equipment availability and issues with the main ventilation fan. Both of these problems are being addressed. Mill throughput and gold production exceeded the budget, as did metallurgical recovery.

Capital spending was $6.8 million this quarter, mostly for underground mine development, and processing plant enhancements.

White Mountain

	2011		2010
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined (tonnes)	194,660	140,248	174,755	146,156	170,374	133,438
Ore processed (tonnes)	192,558	140,211	169,669	154,125	167,981	130,643
Gold grade (g/t)	3.71	5.70	4.06	4.01	3.78	4.09
Gold production (ounces)	17,414	20,687	20,289	14,248	15,946	11,650

At White Mountain both the mine and mill operated at record levels during the quarter. Gold grades were lower during the quarter as adjustments were made to the mine plan; however year-to-date grades continue to exceed the annual target by 13%.

Capital spending this quarter was $5.6 million, mostly for underground development.

Vila Nova

During the second quarter Vila Nova mined 174,672 wet metric tonnes, treated 153,013 wet metric tonnes and sold 43,418 dry metric tonnes of iron ore. Heavy rains affected mining operations and product transportation during the quarter. Operating costs averaged $64 per dry metric tonne. At quarter end 205,854 wet metric tonnes of processed ore were in inventory, of which 102,569 WMT were at Santana port ready for shipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Development project update

Eastern Dragon

Construction activity at Eastern Dragon continued throughout the quarter. The mill and process buildings have now been totally enclosed allowing civil and mechanical installations to continue under cover. All mechanical equipment for the process plant has been ordered and either delivered to site or held by vendors for scheduled delivery. For the third quarter efforts will be focused on mechanical and electrical installations in the plant, electrical infrastructure and civil works on the crushing plant.

Efemçukuru

As announced on June 13, 2011 the Trial Operating Permit was received, clearing the way for start up of operations. Wet commissioning of the concentrator plant began with waste and low grade ore used to test the mills.  Both gravity and flotation concentrates were produced from the circuit.

The filtration plant was commissioned during the second quarter along with the concentrator, and produced dewatered tailings for disposal on the tailings dump. The backfill plant piping and underground reticulations systems for the tailings backfill remain to be completed and commissioned in the third quarter of this year.

Underground development continued on schedule with the contractor having reached 97%, or 4,642 meters of the contracted development meters by quarter end.  A scope change was issued to carry out additional development associated with an exploration drive to the North Ore Shoot as well as other ancillary excavations.  Owner crews were engaged in ore development as well as rescheduled waste development to reach additional stoping zones.

Construction activity began on the Efemçukuru Concentrate Treatment plant at the Kişladağ mine site in mid-June.  This followed the receipt of a supplementary EIA which covered the installation of the plant and associated infrastructure and other production changes to the Kişladağ operation.  Preparations for the installation of this facility were well advanced in anticipation of the final approvals. Rough grading and earthworks were started immediately.

Ongoing construction of ancillary warehouse facilities progressed on schedule.  Completion of all facilities for treatment of the Efemçukuru concentrate is scheduled for the end of the fourth quarter of this year.

Kişladağ

The majority of work required to complete the construction of the Phase III expansion was completed during the second quarter.  The fine ore processing section of the expansion, which includes two new crushers and screens, is now operating at or above design capacity.   Assembly and commissioning of the higher capacity overland and stacking conveyor systems will be completed in the third quarter of this year.

Work continues on the Phase IV Expansion study with the initial focus on mine fleet selection and process flowsheet development.  Capital and operating cost scenarios are being developed for a series of incremental increases in throughput, which correspond to process equipment constraints.  Optimization of the mine fleet will include the extended use of the existing CAT fleet of trucks with the incorporation of trolley assist equipment to mitigate rising haulage costs for diesel equipment.  These factors will be combined to establish the most optimum scenario in terms of economic performance over the life of the mine which will then form the basis for the project going forward.

Tocantinzinho

Golder Associates (Brazil) completed the preparation of a positive Prefeasibility Report for the Tocantinzinho project which has been compiled into an NI 43-101 compliant Technical Report. The project has been configured as a 4.4 million tonne per year open pit operation using flotation and concentrate leaching for gold recovery. Initial investment capital for the project is estimated at approximately $383.5 million including extensive infrastructure to service the remote site.  During the operating life of 11 years, the project is projected to produce an average of 159,000 ounces per year at a cash cost of $559 per ounce. Based on the positive results of the technical study the project will be advanced to feasibility level. Field work to support this study will be initiated in the third quarter of this year, with completion of the study scheduled for the second quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

A contract has been awarded to carry out a ground survey of the access road to the site. A geotechnical inventory along the route will also be generated to support construction estimation as well as support for environmental impact assessment of the route.

Preparation of the EIA for Tocantinzinho was also advanced during the quarter with submission now scheduled for the third quarter of this year.

Perama Hill

Recent changes within the Greek government have resulted in a more positive approach to dealing with much needed capital development projects.  To facilitate timely permitting of development projects the government has now initiated a fast track approach to deal with government agencies for selected projects.  The Perama Hill project has been recommended for the fast track process.  Accordingly, an application has been submitted to the government for the project.  If approved, processing of the preliminary environmental impact assessment application (PEIA) should be completed in the third quarter this year.  In preparation for a timely approval of the PEIA, final details for the environmental impact statement are being compiled for immediate submission of the study to the Ministry of Environment.

Exploration update

Turkey

Exploration during the quarter in Turkey focused on drilling at our Kişladağ and Efemçukuru mine sites, and at two of our exploration projects (Malatya-Hasancelebi and Konya-Sizma).

Seven diamond drillholes were completed at the Kişladağ mine site during the second quarter, testing both conceptual exploration targets and areas being considered for infrastructure expansion.  Assay results have been received from the first six drillholes in the program, and have no significant intersections.

At Efemçukuru, drilling commenced at the Northwest Extension to the Kestane Beleni vein, with twelve holes completed.  All of these holes focused on relatively shallow portions of the Kestane Beleni vein, testing a 700 meter strike length at roughly 100 meter intervals.  Assay results were received from the first five drillholes, all of which included notable gold intercepts.

At the Malatya-Hasançelebi iron oxide copper-gold (IOCG) prospect, the final five drillholes of Phase I exploration drilling program were completed during the quarter.  All were located in the Karasivri hill anomaly area, testing a silicified and carbonate altered ophiolitic sequence in the upper plate of a thrust fault.  Preliminary results show only slightly elevated gold values.

Five drillholes completed during the quarter at the Konya-Sizma prospect intersected strongly-foliated, interbedded metamorphosed siltstone, sandstone, shale, and limestone.   The rocks are weakly to moderately altered with sericite, silica, and fine quartz stockwork veinlets.  Mineralization consists of pyrite and arsenopyrite, generally occurring as lenses along foliation.  Assay results from the first three drillholes include encouraging gold values over widths of tens of meters.

Mapping and sampling programs were completed during the quarter at the early-stage Atalan and Dolek projects, with the objective of defining targets for drilling during the remainder of this year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

China

Exploration drilling in China during the quarter included programs in the Guizhou, Jilin, and Qinghai regions.

In the Guizhou region, exploration drilling was conducted on the Jindu joint venture (Qiaojiang license) and within the Jinfeng mining license.  At Qiaojiang, drilling is targeting fault zones downdip from trench exposures that have produced strongly anomalous gold values, locally coinciding with IP chargeability anomalies.  The best intercept to date is a 9.6 meter wide breccia zone with silica and carbonate alteration, associated with realgar, orpiment, cinnabar, and pyrite (Drillhole JDQJ-04).  Assays are pending.  In the Jinfeng Mine area, most of the exploration drilling during the quarter was from surface drills in the Rongban area.  Work continued on the revised structural/lithologic model for the Jinfeng deposit, with drillcore relogging, updating of the pit geology map, and section interpretation.  This work has resulted in the definition of several previously untested near-mine targets along the mineralized F2 and F3 faults.

In the Jilin region, exploration drilling programs commenced during the quarter at both the White Mountain mine site and at the Xiaoshiren prospect.  Two surface drillholes were completed at the White Mountain deposit, testing step-outs from the deep mineralized intersections obtained in the 2010 program.  These new holes intersected silicified zones along the target horizon at near the projected depth, with variable breccia development.  At Xiaoshiren, four drillholes were completed, targeting both structurally-controlled breccia zones and intrusive contact-related zones.  All of the drillholes have intersected zones of alteration and pyrite ± hematite mineralization, but no assay results have been received to date.

In Qinghai, diamond drilling commenced at Tanjianshan on both the Qinlongtan deeps target and the 323 deposit infill program, with one hole completed at each area.  In addition, the pediment covered area between the 323 deposit and the Jinlonggou mine was explored through both shallow, grid-based reverse circulation drilling, and a detailed ground magnetic survey.  Mapping and sampling was completed at the Palonggou prospect, located along the north side of the Jinlonggou mine.

Brazil

Drilling at the Tocantinzinho project this quarter included 13 diamond drillholes, mainly consisting of systematic stepout holes along the Tocantinzinho trend southeast of the main deposit area.  The strongest mineralization encountered was a zone of intercalated salami granite, andesite, and aplite containing a stockwork to sheeted quartz + pyrite veinlets with visible gold, identified in a hole located approximately two kilometers southeast of the deposit.  Soil sampling programs completed during the quarter increased the area of coverage peripheral to the Tocantinzinho trend.  In addition, grid-based auger drilling was completed within broad soil anomalies to more closely define targets for diamond drilling.

At the optioned Agua Branca project, diamond drilling commenced late in the quarter on the Serra da Abelha target, and 25 auger holes were completed in two separate target areas.

Nevada

Forestry permits were received during the quarter for the planned drilling program in the three principal target areas at the Buffalo Canyon project.  Road construction commenced late in the quarter, and the drilling program is scheduled to start in the third quarter of this year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Quarterly results

millions (except per share amounts)

	2011	2011	2010 [1]	2010[1]	2010	2010	2009[1]	2009[1]
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Total revenues	$251.4	$218.1	$212.9	$190.3	$206.4	$181.5	$144.5	$81.6
Net income(2)	$74.9	$52.5	$43.9	$48.8	$59.7	$50.4	$33.3	$30.2
Earnings per share
- basic	$0.14	$0.10	$0.08	$0.09	$0.10	$0.09	$0.08	$0.08
- diluted	$0.14	$0.10	$0.08	$0.09	$0.10	$0.09	$0.08	$0.08

(1) Information for 2009 and the third and fourth quarters of 2010 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

(2)Attributable to shareholders.

The increases in the Company’s quarterly results for 2010 on are derived primarily from the acquisition of Sino Gold in the fourth quarter 2009.

Non-IFRS measures

Included in this document are measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who use them to evaluate the Company’s performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare the Company against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. The Company has defined its non-IFRS measures below and reconciled them with the IFRS measures it reports.

Cash operating cost and total cash cost

The table below reconciles cash operating costs from gold mining operations to production costs. Cash operating costs and total cash costs are calculated according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

millions (except for gold ounces sold and cash operating cost per ounce)	2011		2010
Reconciliation of cash operating costs to production costs	Second quarter	First quarter	Fourth quarter[2]	Third quarter[2]	Second quarter	First quarter
Production costs – excluding Vila Nova (from consolidated income statement)	$78.6	$69.9	$69.8	$69.1	$72.3	$64.6
Less:
Royalty expense and production taxes	(13.0)	(7.7)	(6.1)	(7.0)	(9.1)	(4.3)
By-product credits and other adjustments[1]	(1.3)	(1.3)	(1.5)	(2.4)	(1.4)	0.2
Cash operating cost	$64.3	$60.9	$62.2	$59.7	$61.8	$60.5
Gold ounces sold	162,164	148,530	149,022	154,655	172,826	163,446
Cash operating cost per ounce	$397	$410	$418	$386	$357	$370

(1) Stock-based compensation expense has been allocated to production costs in the third and fourth quarters of 2010 under Canadian GAAP.

(2) Production costs prepared in accordance with CGAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Cash flow from mining operations before changes in non-cash working capital

The Company uses cash flow from mining operations before changes in non-cash working capital to supplement its consolidated financial statements, and calculates it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Earnings from gold mining operations

The Company uses earnings from gold mining operations to supplement its consolidated financial statements, and calculates it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company discloses these measures, which have been derived from its financial statements and applied on a consistent basis, because it believes they are of assistance in understanding the results of its operations and financial position and are meant to provide further information about its financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $115.7 million in cash this quarter, compared to $87.4 million in the same quarter of 2010. The increase in cash flow from a year ago was due to higher operating cash flow from the Company’s mining operations.

Capital expenditures

The Company invested $47.3 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $21.7 million:

•

$14.8 million at Efemçukuru

•

$2.0 million at Eastern Dragon

•

$4.2 million at Tocantinzinho

•

$0.7 million at Perama Hill.

Spending at the Company’s producing mines totalled $22.5 million:

•

$8.8 million at Kişladağ, mostly related to capitalized waste stripping and mining equipment

•

$6.8 million at Jinfeng, mostly related to underground mine development

•

$5.6 million at White Mountain, mainly related to underground mine development

•

$1.3 million at Tanjianshan mainly related to processing plant upgrades.

Eldorado also spent $3.1 million on land acquisition costs in Turkey and fixed assets for the Company’s corporate offices in Canada and China.

Liquidity and capital resources

millions	June 30, 2011	December 31, 2010
Cash and cash equivalents	$305.6	$314.3
Working capital	$322.4	$320.3
Restricted collateralized accounts	$55.4	$52.4
Debt	$129.7	$166.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Chinese regulations governing cash movements within and injected into the country require that the Company’s existing debt only be paid from cash flows generated from its Chinese operations that are party to the loans.

Cash and cash equivalents of $231.0 million are held by the Company’s operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Management believes that the working capital at June 30, 2011, together with future cash flows from operations, is sufficient to support the Company’s planned and foreseeable commitments.

Contractual obligations

millions	2011 $	2012 $	2013 $	2014 $	2015 and later $	Total $
Debt	79.8	31.8	19.2	0.1	-	130.9
Capital leases	0.1	0.1	0.1	-	-	0.3
Operating leases	3.8	9.6	5.1	3.1	-	21.6
Purchase obligations	76.2	25.2	2.5	1.6	-	105.5
Totals	159.9	66.7	26.9	4.8	-	258.3

The table does not include interest on debt.

Debt

Significant changes in the Company’s debt from that disclosed in its December 31, 2010 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility

During 2011, Eastern Dragon drew down RMB 25.0 million ($3.9 million) under the HSBC revolving loan facility. Subsequent to the end of the quarter an additional RMB 4.5 million ($0.7 million) was drawn down on this facility.

Eastern Dragon China Merchants Bank letter of credit loan

During 2011, Eastern Dragon extended the maturity date of its letter of credit loan with China Merchants Bank to February 5, 2012.

Jinfeng construction loan

During 2011, Jinfeng made two scheduled debt payments of RMB 35.0 million ($5.4 million) each as well as a prepayment of RMB 130.0 million ($20.1 million) on the outstanding balance of this loan.

White Mountain loans

During 2011, White Mountain prepaid the full amounts outstanding on the working capital project loan with China Commerce Bank and the working capital loan with China Merchants Bank. Subsequent to June 30, 2011, White Mountain prepaid RMB 50.0 million ($7.7 million) of the fixed asset loan.

Dividends

No dividends were declared or paid during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Equity

This quarter, the Company received net proceeds of $8.0 million for issuing 897,943 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of July 27, 2011 - as of June 30, 2011	549,310,135 549,085,135
Share purchase options - as of June 30, 2011 (Weighted average exercise price per share: $11.78 Cdn)	11,367,231

Other information

Changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2013. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  These joint venture entities must now use the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the financial statements.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

Adoption of IFRS

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three-month period ended March 31, 2011 was the Company’s first reporting period under IFRS. Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 2 and 3 to those financial statements. Those financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS as set out in Note 14 of those financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of the Company’s financial statements. There have been no changes in the Company’s internal control over financial reporting in Q2 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., the Company’s Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document.

Forward-looking information and risks

This MD&A includes statements and information about what the Company expects to happen in the future. When this document discusses the Company strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, these statements are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. They are refer to in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•

It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•

Although it represents the Company’s current views, which the Company considers to be reasonable, there is no assurance that the forward-looking information will prove to be accurate.

•

It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and the Company’s ability to achieve its goals.

•

It is also subject to the risks associated with the Company business, including

•

the changing price of gold and currencies,

•

actual and estimated production and mineral reserves and resources,

•

the speculative nature of gold exploration,

•

risks associated with mining operations and development,

•

regulatory and permitting risks,

•

acquisition risks, and

•

other risks that are set out in the Company’s annual information form and MD&A.

•

If the Company’s assumptions prove to be incorrect or the risks materialize, the Company’s actual results and events may vary materially from what it currently expects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three- and six-month periods ended June 30, 2011

To understand the Company’s risks you should review the Company’s annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from the Company’s current expectations.

Forward-looking information is designed to help you understand management’s current views of the Company near and longer term prospects, and it may not be appropriate for other purposes. The Company will not necessarily update this information unless it is required to do so by securities laws.